PACIFIC ALLIANCE CORPORATION
1661 Lakeview Circle
Ogden, UT 84403
Telephone:  801-399-3632
Fax:  801-399-3688

March 11, 2008

via EDGAR filing

Ms. Lynda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3561

Re:	Pacific Alliance Corporation
Form 10-KSB for Fiscal year Ended December 31, 2006
Filed April 16, 2007
File No. 0-51777

Dear Ms. Cvrkel:

This letter is sent as a follow-up to our telephone conversations with SEC staff regarding the above-referenced matter.  This letter responds to your letter dated September 26, 2007.  We apologize for our failure to file a response letter to the Commission.  Set forth below are the numbered paragraphs of your September 26, 2007 letter and our response thereto.

Management’s Discussion & Analysis if [sic] Financial Condition and Results of Operations

Liquidity and Capital Resources, and

Plan of Operation

1.
In light of your working capital deficit, lack of revenues, and ongoing expenses, expand your disclosure to discuss possible financing sources for your operating expenses and the likelihood of the availability of such funds. Also, specifically discuss that you may be forced to terminate operations should such funds not become available.

Response: We will revise the Company’s future filings to deal with this comment.

Ms. Lynda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
March 11, 2008

Item 8A. Controls and Procedures, page 38

2.
Reference is made to your response to prior comment number one in the letter dated April 21, 2006 to the SEC. You indicated in your response that you would revise the disclosure in this section (refer to the proposed language in your response) in future filings to comply with the disclosure guidelines provided in Item 307 of Regulation S-B. However, we note that your disclosure does not agree with the proposed language included in such response. In this regard, please explain to us why such changes were not made and confirm to us further filings will be revised to comply with the disclosure guidelines prescribed in Item 307 of Regulation S-B. You are specifically required to conclude as to the effectiveness of your disclosure controls and clearly state that conclusion in Item 8A. If the conclusion is that the disclosure controls and procedures are not effective, please state the reasons supporting that conclusion and management’s plans to remedy the deficiency.

Response: The failure to make the change was an oversight. We will make the changes in future filings.

Item 4.01 Form 8-K

3.
In Item 8, we note that you dismissed HJ & Associates on August 2, 2005, and engaged Spector & Wong on July 27, 2005.  A Form 8-K was due on the fifth day following the date and relationship with JH & Associates ceased.  It is not sufficient to present this information in other periodic reports.  A Form 8-K is required each time there is a change of accountants.  Item 304 of Regulation S-B describes the disclosure requirements of the Item 4 Form 8-K.  In order for the former accountants to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the commission.  The accountant’s confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

Response:  A Form 8-K regarding the dismissal of HJ & Associates was filed on August 3, 2005.  The Form 8-K included a confirming letter from HJ & Associates dated August 3, 2005.  Our SEC file number at the time of such filing was 33-0872-D

Ms. Lynda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
March 11, 2008

4.
Furthermore, since HJ & Associates audited the financial statements for the year ended December 31, 2004 and were dismissed August 2, 2005, the disclosure describing any disagreements should cover the period following the audited financial statements through the date of dismissal.  The period from December 31, 2006 through April 12, 2007 appears irrelevant to HJ & Associates’ engagements.  Please revise related disclosures in all future filings.

Response: The Form 8-K did not make reference to “December 31, 2006 to April 12, 2007.” We will revise future Form 10-KSB’s disclosure as requested.

Closing Comments

In connection with our response to your comments, the company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, please contact us.

Sincerely,

PACIFIC ALLIANCE CORPORATION

/s/ Mark Scharmann
President